MR

09056975

SEC Mail Processing Section

APR 03 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jordan, Knauff & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison, Suite 980

(No. and Street)

Chicago, IL 60606-3414

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Collins 312-254-5900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.

(Name – *if individual, state last, first, middle name*)

455 N. Cityfront Plaza, NBC Tower, #2600, Chicago, IL 60611

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Cook Jordan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jordan, Knauff & Co., LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
DAVID KAKAREKA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/10

G. Cook Jordan, Jr.
Signature

MANAGING PRINCIPAL
Title

David Kakareka
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2008 AND 2007

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company), as of December 31, 2008 and 2007 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2009

*Also licensed to practice by the State of Florida

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 688,300	$ 1,019,150
Accounts receivable	90,489	123,073
Due from members		3,679
Prepaid expenses	23,611	151,012
Security deposit		6,000
Other current assets	29,510	12,011
Total current assets	831,910	1,314,925
Property and equipment:		
Furniture and equipment	261,121	99,316
Leasehold improvements	82,180	
	343,301	99,316
Less accumulated depreciation	77,522	48,840
Property and equipment, net	265,779	50,476
Total assets	$ 1,097,689	$ 1,365,401

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2008	2007
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 28,593	$ 12,263
Note payable, equipment	978	
Note payable, member	50,000	50,000
Total current liabilities	79,571	62,263
Other liabilities:		
Deferred rent	41,108	
Note payable, equipment	1,888	
Total other liabilities	42,996	
Total liabilities	122,567	62,263
Members' capital	975,122	1,303,138
Total liabilities and members' capital	$ 1,097,689	$ 1,365,401

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2008	2007
Revenue:		
Fees	$ 1,497,853	$ 2,298,307
Interest	22,813	69,458
Total revenue	1,520,666	2,367,765
Operating expenses:		
Salaries	677,780	1,105,633
Payroll taxes	45,467	50,416
Accounting fees	51,413	68,382
Bad debts	16,647	1,528
Deal support - consultants	70,486	75,000
Depreciation	30,082	11,405
Dues and subscriptions	13,989	32,493
Guaranteed payments to owners	360,000	360,000
Insurance - other	12,976	9,443
Legal and professional	62,346	72,343
Marketing and advertising	67,761	62,879
Medical insurance	29,581	23,546
Miscellaneous	16,973	10,248
Office supplies	13,116	12,375
Outsourced administration	23,158	14,150
Printing and reproduction	163	132
Rent	106,024	74,848
Telecommunications	37,807	30,546
Travel and entertainment	137,761	189,514
Total operating expenses	1,773,530	2,204,881
Operating income (loss)	(252,864)	162,884
Other income (expense):		
Gain on sale of asset	1,096	
Interest expense	(6,248)	(6,326)
Total other expense, net	(5,152)	(6,326)
Net income (loss)	$ (258,016)	$ 156,558

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,	2008	2007
Members' capital:		
Balance, beginning of year	$ 1,303,138	$ 1,479,155
Member distributions	(70,000)	(332,575)
Net income (loss)	(258,016)	156,558
Balance, end of year	$ 975,122	$ 1,303,138

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2008	2007
Operating activities:		
Net income (loss)	$ (258,016)	$ 156,558
Adjustments to reconcile above to cash and cash equivalents provided by (used in) operating activities:		
Depreciation	30,082	11,405
Gain on sale of asset	(1,096)	
(Increase) decrease in operating assets:		
Accounts receivable	32,584	44,596
Due from members	3,679	(21)
Prepaid expenses	127,401	(31,912)
Security deposit	6,000	(6,000)
Other current assets	(17,499)	(5,000)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	16,330	(3,246)
Deferred rent	41,108	
Cash and cash equivalents provided by (used in) operating activities	(19,427)	166,380
Investing activities:		
Proceeds from sale of asset	1,098	
Purchase of furniture and equipment	(242,155)	(42,086)
Cash and cash equivalents used in investing activities	(241,057)	(42,086)
Financing activities:		
Payments on note payable, equipment	(366)	
Member distributions	(70,000)	(332,575)
Cash and cash equivalents used in financing activities	(70,366)	(332,575)
Decrease in cash and cash equivalents	(330,850)	(208,281)
Cash and cash equivalents, beginning of year	1,019,150	1,227,431
Cash and cash equivalents, end of year	$ 688,300	$ 1,019,150

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,		2008		2007
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	**6,248**	$	6,000
Non-cash investing and financing activity:				
Financing of furniture and equipment acquisition with a note payable	$	**3,232**		

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), now known as FINRA.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

Cash and cash equivalents are valued at fair value.

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

1. Nature of business and summary of significant accounting policies (continued)

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2008 and 2007 are expected to be fully collected.

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

1. Nature of business and summary of significant accounting policies (continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

The Company has elected to defer the provisions of FIN 48, Accounting for Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Valuation:

During the year ended December 31, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. SFAS 157 defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all the Company's assets and liabilities which are required to be carried at fair value are considered Level 1 assets and liabilities valued using quoted prices in active markets for identical assets and liabilities.

2. Note payable, member

The Company has a promissory note with a member for the principal sum of $50,000. The note was due on December 31, 2007 and bears interest at a rate of 12% per annum. During 2008, the note was extended to December 31, 2009. Interest expense is $6,000 for the years ended December 31, 2008 and 2007.

3. Letter of credit

The Company's current office lease (Note 4) requires a $70,000 security deposit in the form of a letter of credit. During the year ended December 31, 2008, an Irrevocable Standby Letter of Credit was established up to the aggregate amount of $70,000. No amounts have been drawn down as of December 31, 2008.

4. Office lease

The Company entered into a lease for office space in downtown Chicago effective May 1, 2004 through April 30, 2007, with a monthly rent of $4,000 for the term of the lease. During the year ended December 31, 2007, the Company entered into a lease for different office space in the same building effective July 1, 2007 through March 31, 2008, with a monthly rent of $6,000 for the term of the lease. The lease provides for agreed upon one month extensions and two such extensions were utilized during 2008.

During the year ended December 31, 2008, the Company entered into a lease for office space in a different building in downtown Chicago effective June 1, 2008 through May 31, 2013. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes. The lease provides for one three-year extension. The Company has not exercised this option as of December 31, 2008.

Rent expense, including operating costs and real estate taxes for the years ended December 31, 2008 and 2007 was $106,024 and $74,848, respectively.

The following is a schedule of future minimum base rent payments:

Year ending December 31:	Amount
2009	$ 87,557
2010	90,191
2011	92,890
2012	95,660
2013	40,346
Total	$ 406,644

5. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $535,430 and $940,903, respectively, which was $530,430 and $935,903, respectively, in excess of its required net capital of $5,000. At December 31, 2008 and 2007, the Company's net capital ratio was .10 to 1 and .05 to 1, respectively.

6. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash. The amount in excess of federally insured limits at December 31, 2007 is $1,283,150.

7. Employee retirement plan

During the year ended December 31, 2006, the Company adopted a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the years ended December 31, 2008 and 2007.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2008		
Total members' capital		$ 975,122
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 90,489	
Property and equipment, net	265,779	
Prepaid expenses	23,611	
Other current assets	29,510	
Money market fund haircut	13,964	423,353
Net capital		551,769
Minimum net capital requirement		5,000
Excess net capital		$ 546,769
Aggregate indebtedness:		
Note payable, equipment		$ 2,866
Note payable, member		50,000
Aggregate indebtedness		$ 52,866
Ratio of aggregate indebtedness to net capital		.10 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17 A-5		$ 551,769
Change in other charges against capital		
Net capital per above		$ 551,769

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2008

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding activities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 24, 2009